Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Sinopec Shanghai Petrochemical Company Limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Major Operating Data of the 2023 First Quarter

According to Rule 15 of the Guidelines of the Shanghai Stock Exchange for Self-regulatory Guidelines for Listed Companies No.3 – Industry Information Disclosure No.13 – Chemical Industry, Sinopec Shanghai Petrochemical Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces the major operating data for the three months ended 31 March 2023 as follows:

I.	MAJOR OPERATING DATA OF THE 2023 FIRST QUARTER

Product	Production volume (10,000 tons)	Sales volume (10,000 tons)	Sales revenue (RMB1,000)
Petroleum products
Diesel	83.73	82.06	5,407,552
Gasoline	76.93	75.24	6,377,439
Jet Fuel note 1	40.94	28.62	1,689,852
Intermediate petrochemicals
PX note 2	17.40	17.30	1,234,952
Benzene note 1	9.21	7.90	478,279
Ethylene Glycol note 2	2.25	1.11	41,137
Ethylene Oxide	4.35	4.19	240,013
Ethylene note [2]	17.65	—	—
Resins and plastics
PE	13.86	13.17	1,000,297
PP	11.48	10.81	808,616
Polyester chips note 1 note 2	3.45	3.40	198,580
Synthetic fibres
Acrylics	0.60	0.51	83,555

Note 1: Sales volume excluded materials processed on a sub-contract basis.

Note 2: Part of the difference between the production volume and sales volume is for internal use.

The above data for sales volume and sales revenue does not include the data for the Group’s trading of petrochemical products.

II.	CHANGE IN PRICES OF MAJOR PRODUCTS AND RAW MATERIALS IN THE 2023 FIRST QUARTER

Product	The average price in the 2023 first quarter	The average price in the 2022 first quarter	Year-on-year Change	Unit: RMB/ton Compared with the previous quarter*
Diesel	6,590	6,834	-3.56%	-6.64%
Gasoline	8,476	8,503	-0.32%	-3.38%
Jet Fuel	5,905	5,085	16.13%	-12.79%
Ethylene	—	—	—	—
PX	7,137	6,984	2.19%	1.16%
Benzene	6,052	6,778	-10.72%	-3.95%
Ethylene Glycol	3,699	4,642	-20.32%	3.78%
Ethylene Oxide	5,730	6,569	-12.78%	-4.46%
PE	7,597	9,264	-17.99%	-1.93%
PP	7,477	8,269	-9.58%	-5.74%
Polyester chips	5,833	6,450	-9.55%	-0.91%
Acrylics	16,342	16,908	-3.35%	10.74%

Raw material	The average processing cost in the 2023 first quarter	The average processing cost in the 2022 first quarter	Year-on-year Change	Compared with the previous quarter*
Crude oil	4,217	4,240	-0.55%	-12.53%

*	the number in the first quarter of 2023 compared with that in the fourth quarter of 2022

III.	MISCELLANEOUS

The above-mentioned operating data was calculated based on the internal statistics of the Company and is intended to provide an overview of the production and operation of the Company to the investors on a timely basis. The operating data is unaudited and does not make any express or implied forecasts or guarantees in respect of the Company’s future operating conditions. Investors are advised to exercise caution when using such information.

By Order of the Board
Sinopec Shanghai Petrochemical Company Limited
Liu Gang
Joint Company Secretary

Shanghai, the PRC, 26 April 2023

As at the date of this announcement, the executive directors of the Company are Wan Tao, Guan Zemin, Du Jun and Huang Xiangyu; the non-executive directors of the Company are Xie Zhenglin and Peng Kun; and the independent non-executive directors of the Company are Li Yuanqin, Tang Song, Chen Haifeng, Yang Jun and Gao Song.